                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                _______________

                                  SCHEDULE TO
                                (RULE 14d-100)
      Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1) of
                      the Securities Exchange Act of 1934

                              (AMENDMENT NO. 17)

                                   IBP, INC.
                           (Name of Subject Company)

                         LASSO ACQUISITION CORPORATION
                               TYSON FOODS, INC.
                       (Name of Filing Persons-Offeror)

                    COMMON STOCK, PAR VALUE $0.05 PER SHARE
                        (Title of Class of Securities)

                                _______________

                                   449223106
                     (Cusip Number of Class of Securities)

                                  LES BALEDGE
                               TYSON FOODS, INC.
                            2210 West Oaklawn Drive
                          Springdale, Arkansas  72762
                           Telephone: (501) 290-4000

  (Name, Address and Telephone Number of Person Authorized to Receive
Notices
                and Communications on Behalf of Filing Persons)
                                  Copies to:
                                Mel M. Immergut
                               Lawrence Lederman
                      Milbank, Tweed, Hadley & McCloy LLP
                           One Chase Manhattan Plaza
                           New York, New York 10005
                           Telephone: (212) 530-5732

                           CALCULATION OF FILING FEE

        Transaction                                Amount of
         valuation*                               filing fee
     -----------------                        -----------------
      $1,570,612,320                             $314,122.47
* Estimated for purposes of calculating the amount of the filing fee only.

The amount assumes the purchase of a total of 52,353,744 shares of the outstanding common stock, par value $0.05 per share, of IBP, inc., at a price per Share of $30.00 in cash. Such number of Shares, together with the 574,200 shares owned by Tyson Foods, Inc., represents approximately 50.1% of the 105,644,598 Shares of IBP, inc. outstanding as of December 28, 2000 (as represented by IBP, inc. in the Agreement and Plan of Merger, dated January 1, 2001, by and between Tyson Foods, Inc., Lasso Acquisition Corporation, and IBP, inc.).

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: 314,122.47    Filing Party:  Tyson Foods, Inc.
                                      (Offeror Parent) and Lasso
                                      Acquisition Corporation Form or
                                      Registration No.: Schedule TO
                                      Date Filed: December 12, 2000,
                                                  December 29, 2000 and
                                                  January 2, 2001

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
[ ] third-party tender offer subject to Rule 14d-1.
[ ] issuer tender offer subject to Rule 13e-4.
[ ] going-private transaction subject to Rule 13e-3.
[ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. [ ]

AMENDMENT NO. 17 TO TENDER OFFER STATEMENT

   This Amendment No. 17 to the Tender Offer Statement on Schedule TO as the same may have been amended from time to time (as amended hereby, the "Schedule TO") relates to the offer by Lasso Acquisition Corporation, a Delaware corporation ("Purchaser") and a wholly owned subsidiary of Tyson Foods, Inc. ("Tyson") to purchase the number of outstanding shares of common stock, par value $0.05 per share (the "Shares"), of IBP, inc., a Delaware corporation ("Company"), which, together with the Shares owned by Tyson, constitutes 50.1% of the outstanding Shares at $30.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Supplement No. 1 to the Offer to Purchase, dated January 5, 2001 (as amended, the "Supplement Offer to Purchase"), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). Attached hereto as Exhibit
(a)(27) is a transcript of the conference call dated January 29, 2001 and the information contained therein is incorporated herein by reference.

   Except as amended below, the information set forth in the Supplement Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference with respect to Items 1 through 11 of this Schedule TO.

Item 12. Exhibits.

(a)(1)    Offer to Purchase dated December 12, 2000.*
(a)(2) Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).*
(a)(3)    Notice of Guaranteed Delivery.*
(a)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(5) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(6)    Form of summary advertisement dated December 12, 2000.*
(a)(7)    Press Release issued by Tyson dated December 11, 2000.*
(a)(8)    Tyson Conference call dated December 12, 2000.*
(a)(9)    Press Release issued by Tyson dated December 12, 2000.*
(a)(10)   Tyson Presentation delivered December 14, 2000.*
(a)(11)   Press Release issued by Tyson dated December 19, 2000.*
(a)(12)   Tyson Presentation delivered December 19, 2000.*
(a)(13)   Press Release issued by Tyson dated December 28, 2000.*
(a)(14)   Press Release issued by Tyson dated January 1, 2001.*
(a)(15)   Tyson Conference call dated January 2, 2001.*
(a)(16)   Supplement to the Offer to Purchase dated January 5, 2001.*
(a)(17) Letter of Transmittal to the Supplement (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).*
(a)(18)   Notice of Guaranteed Delivery to the Supplement.*
(a)(19)   Tyson Letter to IBP stockholders dated January 5, 2001.*
(a)(20)   Revised Tyson Letter to IBP stockholders dated January 5, 2001.*
(a)(21)   Tyson Shareholder Meeting dated January 12, 2001.*
(a)(22)   Press Release issued by Tyson dated January 12, 2001.*
(a)(23) Credit Agreement by and among Tyson Foods, Inc. and certain lenders party thereto, dated as of January 12, 2001. *
(a)(24)   Press Release issued by Tyson dated January 17, 2001. *
(a)(25)   Press Release issued by Tyson dated January 25, 2001.*
(a)(26)   Press Release issued by Tyson dated January 29, 2001.*
(a)(27)   Tyson Conference call dated January 29, 2001.
(d)(1) Confidentiality Agreement between Parent and the Company dated December 4, 2000.*
(d)(2) Proposed form of Merger Agreement to be entered into by and among Tyson, Purchaser and the Company.*
(d)(3)    Revised Merger Agreement, executed by Tyson.*
(d)(4) Agreement and Plan of Merger dated as of January 1, 2001 among IBP, inc., Tyson Foods, Inc. and Lasso Acquisition Corporation.*
(d)(5) Voting Agreement by and between Tyson Limited Partnership and IBP, inc. dated as of January 1, 2001.*
(d)(6) Confidentiality Agreement between the Company and Parent dated December 18, 2000.*

*    Previously filed.

                                   SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
                                TYSON FOODS, INC.

                                   /s/ LES BALEDGE
                                ------------------------------
                                    (Signature)
                                 Les Baledge, Executive Vice
                                President and General Counsel
                                ------------------------------
                                    (Name and Title)
                                    January 29, 2001
                                ------------------------------
                                      (Date)
                                LASSO ACQUISITION CORPORATION
                                    /s/ LES BALEDGE
                                ------------------------------
                                    (Signature)
                                 Les Baledge, Executive Vice President
                                ----------------------------------------
                                    (Name and Title)
                                    January 29, 2001
                                ----------------------------------------
                                      (Date)

EXHIBIT INDEX
Exhibit No.
-----------
Item 12. Exhibits.

(a)(1)    Offer to Purchase dated December 12, 2000.*
(a)(2) Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).*
(a)(3)    Notice of Guaranteed Delivery.*
(a)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(5) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(6)    Form of summary advertisement dated December 12, 2000.*
(a)(7)    Press Release issued by Tyson dated December 11, 2000.*
(a)(8)    Tyson Conference call dated December 12, 2000.*
(a)(9)    Press Release issued by Tyson dated December 12, 2000.*
(a)(10)   Tyson Presentation delivered December 14, 2000.*
(a)(11)   Press Release issued by Tyson dated December 19, 2000.*
(a)(12)   Tyson Presentation delivered December 19, 2000.*
(a)(13)   Press Release issued by Tyson dated December 28, 2000.*
(a)(14)   Press Release issued by Tyson dated January 1, 2001.*
(a)(15)   Tyson Conference call dated January 2, 2001.*
(a)(16)   Supplement to the Offer to Purchase dated January 5, 2001.*
(a)(17) Letter of Transmittal to the Supplement (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).*
(a)(18)   Notice of Guaranteed Delivery to the Supplement.*
(a)(19)   Tyson Letter to IBP stockholders dated January 5, 2001.*
(a)(20)   Revised Tyson Letter to IBP stockholders dated January 5, 2001.*
(a)(21)   Tyson Shareholder Meeting dated January 12, 2001.*
(a)(22)   Press Release issued by Tyson dated January 12, 2001.*
(a)(23) Credit Agreement by and among Tyson Foods, Inc. and certain lenders party thereto, dated as of January 12, 2001. *
(a)(24)   Press Release issued by Tyson dated January 17, 2001. *
(a)(25)   Press Release issued by Tyson dated January 25, 2001.*
(a)(26)   Press Release issued by Tyson dated January 29, 2001.*
(a)(27)   Tyson Conference call dated January 29, 2001.
(d)(1) Confidentiality Agreement between Parent and the Company dated December 4, 2000.*
(d)(2) Proposed form of Merger Agreement to be entered into by and among Tyson, Purchaser and the Company.*
(d)(3)    Revised Merger Agreement, executed by Tyson.*
(d)(4) Agreement and Plan of Merger dated as of January 1, 2001 among IBP, inc., Tyson Foods, Inc. and Lasso Acquisition Corporation.*
(d)(5) Voting Agreement by and between Tyson Limited Partnership and IBP, inc. dated as of January 1, 2001.*
(d)(6) Confidentiality Agreement between the Company and Parent dated December 18, 2000.*

*    Previously filed.

                                                          Exhibit (a)(27)

Media Contact:      Ed Nicholson
                    (501) 290-4591

Investor Contact:   Louis Gottsponer
                    (501) 290-4826


                                TYSON FOODS
                             January 29, 2001
                              10:00 a.m. CST

Moderator      Ladies and gentlemen, thank you for standing by.  Welcome to the Tyson Foods 1st Quarter Report conference call. At this time, all participants are in a listen-only mode. Later, we will be having a question and answer session. Instructions will be given at that time. As a reminder, this conference is being recorded. I would now like to turn the call over to Mr. Louis Gottsponer. Please go ahead, sir.

L. Gottsponer  Thank you.  Good morning and thank you for joining us today for the Tyson Foods 1st Quarter conference call. With me today are John Tyson, Chairman, President and CEO; as well as Greg Lee, COO and Steve Hankins, CFO.

               Before we get too far along, let me just remind you that some of the things we talk about today may include forward-looking statements. That means those statements are going to be based on our view of the world as we know it today and that also means that things could change. So I would encourage you to look at today's press release for a discussion of the risks that can affect our business.

               Before we get into the financials, I want to make just a few comments regarding the IBP accounting issues and our pending transaction. As you know, there were several press releases last week and there was one this morning as well stating that our waiting period under the Hart-Scott-Rodino Anti Trust Law had expired over the weekend without action by the federal government. Let me just say that we continue to join IBP in their desire for a prompt resolution of these accounting issues and the completion of the Tyson/IBP combination.

               The December 29th SEC comment letter to IBP touches on several important issues including cooling treatment for their 2000 CBFA acquisition and questions surrounding the $9 million charge taken in IBP's third quarter related to their DFG subsidiary. As noted in IBP's press release of last Friday, they now expect to take an additional pretax charge of $47 million related to that subsidiary.

               We learned that the SEC comment letter existed on January 10th, which was well after the signing of our acquisition agreement. IBP's management has indicated they did not know of the letter until that time as well. IBP communicated with us on several occasions concerning the status of their DFG subsidiary.

               While on December 29th we were informed of the likelihood of an additional one-time charge related to DFG, only last week did we learn that the amount of additional charge had now reached $47 million. Also, during IBP's process of developing a response to the SEC's comment letter, we were made aware of the issues relating to potential restatement of prior financial statements and the possibility of additional impairment charges for goodwill and other long-live assets. Obviously, we will be patient until these accounting issues are resolved and, like IBP, are unsure if historical IBP financial statements will need to be restated or if further impairment for goodwill and other long-lived assets will be required. Once these matters are fully resolved, we will assess their impact, if any, to IBP's financial statements in business.

               Having said all of that, we will not be taking questions today on any of these issues related to the IBP acquisition. The purpose of this call is to talk about Tyson's first quarter earnings.

               So now, let's talk about our income statement for the quarter. Let's start with volume. As we mentioned in the press release, total volume was down 4.9% versus last year. That decline is primarily due to our international segment, which have some sales that normally happen in the first quarter but get pushed into the second quarter. In addition, there were some fast food promotions last year that were very successful and, therefore, give us a tough year-over-year comparison. The good news, from a volume perspective, is that pounds of our core products were up over 2%, which means the declines in volume came primarily in the less desirable commodity products.

               If you turn your attention to sales dollars, you will notice they were only down 2%, which might lead you to believe we had a big improvement in pricing. That certainly was not the case. The price for our boneless skinless chicken breasts, in particular, continues to be effected by the over supply of chicken on the market. As a matter of fact, average market prices for that product were down over 12% from the previous year. The fact that sales dollars are down less than volume is really due to the shipped and product mix that resulted from selling fewer pounds of leg quarters internationally and from our continuing efforts to not sell commodity products to our competitors to be further processed.

               The gross margin decline for the quarter and the year are primarily due to the effect of the poultry markets we just talked about; however, we did experience higher costs for soybean meal, which more than offset price declines for corn. In addition, we had higher costs associated with snow losses in December, but we'll talk more about that in a few minutes.

               Selling expenses were down versus last year as we continue to focus on managing our spending in this area. And G&A expenses are up versus last year, but flat versus the previous quarter. That increase versus last year is due primarily to reserves for legal expenses related to ongoing employee practice matters. We've discussed those in previous quarterly reports and I don't expect the updates of those matters in the next 10-Q to be materially different from what we've said in the past.

               This brings us finally to earnings per share, which we reported at $0.12. Keep in mind that the snow losses I talked about earlier cost us approximately one cent per share during the quarter. So excluding those snow losses, we would have made $0.13 for the quarter.

               I think that takes care of the income statement, so with that I'll turn it over to our CFO Steve Hankins.

S. Hankins     Thank you, Louis.  Good morning.  Some basic financial
               information that we cover, cash flow from operations for the quarter was $123 million, down from $205 million a year ago.
               Of course earnings were down and also a growth in inventory related to the inventory sales situation that Louis referred to.

               Our total debt at $1.465 billion, down from the previous year. Average debt was down from the previous year by $283 million and our average debt was down from the fourth quarter of 2000 by $66 million. That brings our debt to capital ratio to 40.2%.

               Our average borrowing costs were up versus last year at 7.18% versus 6.72% the previous year. Of course short-term rates are higher. We were down, however, from the fourth quarter and that was due to the payments late in the fourth quarter and early in the first quarter of some expensive long-term debt.

               Our capital expenditures for the quarter were $47 million, basically flat to last year. Our average tax rate, which we mentioned this time in our press release, was 34.8%.

               As we announced last time, in accordance with Regulation FD, we've added a business outlook to our conference call. In this outlook we provide guidance related to questions that have typically been asked for certain forward-looking financial information and these statements are based on our current expectations. They are forward-looking and actual results may differ materially. These statements do not include the potential impact of any mergers, acquisitions or other business combinations, or other extraordinary events that may occur in the future, and specifically these statements today relate to existing Tyson business and do not include any consideration of the impending combination with IBP. And as a reminder, towards the end of each physical quarter we will continue to have a quiet period and we will not comment concerning our outlook on Tyson's financial results or expectations. The quiet period will extend from the last day of the quarter until the day when Tyson's next quarterly earnings release is published. And for the second quarter of fiscal 2001, the quiet period will begin on March 31st.

               Now prior to the start of the quiet period, the public can continue to rely on the outlook as being Tyson's current expectations unless we issue a press release that states otherwise. We will continue our current practice of meeting privately during the quarter with investors, the media, analysts and others, and at these meetings Tyson's may reiterate our outlook as presented in the conference call or as amended by later press releases.

               In our outlook today we will focus specifically on the second quarter of fiscal 2001, unless indicated otherwise. We will not be presenting an outlook for the third or fourth quarters of fiscal 2001, and for the following reasons. The visibility into the grain markets beyond planting season and into those markets that are strongly influenced by the weather in the spring and summer is very difficult. Also, it continues to be unclear when the industry over supply situation and the related market effect will be resolved.

               So on to our specific outlook. The Company expects both revenues and volumes to be essentially flat for the second quarter of 2001 as compared to the second quarter of 2000. We expect gross margin for the second quarter to be in the range of 13-14%. SG&A expenses for the fiscal year 2001 continue to be expected to be approximately 10% each quarter.

               We expect interest, foreign exchange and other charges for the second quarter to be in the range of $25-26 million.
               Our tax rate for fiscal 2001 is expected to be approximately
               36%.

               Capital spending for the year fiscal 2001 is expected to be in the range of $230-250 million. Depreciation is expected to be approximately $260 million for the year. Amortization of goodwill is expected to be approximately $35 million for the year.

               Our earnings per share for the second quarter of fiscal 2001 is expected to be in the range of $0.06 to $0.10 per share. You will note, this is a reduction from the outlook previously given in the November 13, 2000 conference call. So the new outlook is $0.06 to $0.10 per share.

               And as Louis noted, the weather affected the first quarter approximately one cent per share. We expect the carry over affect into the second quarter of the weather to be between one and two cents a share. Additionally, our current outlook for leg quarter pricing and breast markets is slightly lower than that that was factored into our previous outlook.

               Our outlook for grain markets is also slightly more pessimistic than that in the previous outlook. So again, our outlook for the second quarter specifically at fiscal 2001 is $0.06 to $0.10 per share.

               With that, I will pass it over to Greg Lee, our Chief Operating Officer.

G. Lee Good morning. Top line sales for the quarter continued to be influenced by our cutback in bird production. Sales of core finished goods grew just over 2% in total tonnage. This was led by our Consumers Product group with a 5+% increase in tonnage and our Food Service group with a 2.75% increase in tonnage of core finished goods for the quarter. International sales experience a 16% decline in tonnage sales for the quarter versus the same quarter last year. Reduced volume sales of low unit value leg quarters as a percent of our total sales mix and higher sales prices for the leg quarters that were sold combined to contribute to averaging up our sales prices for all chicken during the period.

               The reduced sales of commodity chicken domestically resulting from both our cut backs and our shift of commodities to core value added finished goods also contributed to our coming in with a 2% decline in dollar sales against a 4.9% reduction in overall volume.

               Our international sales were negatively impacted by the timing of sales between the first quarter and our second quarter as well as by the severe weather that slowed movement of product to port, the loading and shipment of product at the port and the production of product at Tyson locations. It is fully expected that increased international sales volume in the second quarter will bring our total sales for the first six months back in line and bring our frozen inventory back to targeted levels.

               It is important to note that leg quarter values have been on the decline through the last two months with current prices approximately $0.08 per pound lower than the average for quarter one. Breast meat commodity market prices continue to be pressured by an over supply of chicken throughout the quarter and, as Louis indicated, tracked some 12% lower than the same quarter last year. This situation not only continues to adversely affect the average sales prices and margins of many of our core value added products, but also serves to obscure much of the benefits of our focused shift to value added products targeted to reduce the amount of raw material we've been selling to non-integrated further processors. Our volumes in these products continue to grow and, I'm happy to report, that the selling prices are finally beginning to move up, particularly in the last two weeks. We hope that's a sign for the future.

               Industry egg sets for the last seven weeks have averaged down 1.5% from the same time period last year. Ice and snowstorms that occurred in the south central US in late December and again in early January negatively influenced this average. We expect the chicken numbers to be lower for an eight week period by about 1.5% and then likely to return to approximately flat with last year's production through June. While Tyson remains cutback in production, we are anxious to move back towards full production as market conditions allow.

               While aggressive to do better, we are encouraged with volume growth and sales mix improvement across our divisions. Our Consumer Product groups show growth in Tyson fresh prepackaged chicken, in individually frozen chicken parts and in our industry-leading frozen value added boxed and bagged product lines. This growth, coupled with the growth in food service sales of frozen value added and refrigerated value added products, have allowed us to begin installation of two new, fully cooked oven systems with two more on the way, six new automated cut up systems for expanded fresh volume and new packaging equipment for fresh, prepackaged chicken and the start of an additional deboning location for our food service group. Energy costs, fuel and snow losses, coupled with the tough markets, related to the over supply of chicken, are effecting near-term results, but we remain confident that our business is rounding into shape to capitalize on improving market conditions.

               In closing, let me comment on our strategic initiatives.
               Our purchasing programs have identified and put into place purchasing programs that will save us some $40 million on an annualized basis. We plan to see that move to near $100 million annualized by the end of calendar 2001. Our center of operational excellence continues to work across all of our operations to identify and implement best practices, and through its research capabilities improve our costs, our productivity and our quality. Year to date, we have implemented programs in 15 plants with potential savings of $10 million annually. In addition, we have trained 125 management team members in best practices management techniques in several key areas of operation, such as marination, oven control management, and sanitation.

               Thank you.  John?

J. Tyson Greg, Steve and Louis, I thank you. A lot of the information that our friends out there need to hear has been shared with from these guys. I think I'll summarize it very quickly and then we'll get on to Q&A.

               Our folks have been making tough decisions in a tough environment that has lasted for an extended length of time. We all have been around and watched the poultry industry for a period of time and the toughness in this industry, it's the longest I can remember since 1982. But I think the thing that I notice about our folks is that we are managing the things that we can control, we're making progress and changing our product mix, we're making progress in reducing our cost, and that's what you asked us to do. Then we have to deal the best we can with things that are out of our control, such as snowstorms. The snowstorm will probably have as big an impact on our business as anything this year on a go forward basis.

               Our game plan is making progress, and sometimes when you put a game plan in place, there's a tendency to question whether your game plan's working. Our game plan's working, it's making progress and we still stay with it as a move on into springtime.

               I want to thank all our friends out there today for listening and we'll turn it over now for Q&A.

Moderator      Thank you. Our first question comes from George Dahlman with
               US Bancorp/Piper Jaffrey.

G. Dahlman     Good morning.  You indicated you have a outlook for higher feed costs at this point as you move into the second quarter. We're seeing lower feed costs at the moment because of the concerns over the mad cow disease. How is your thinking coming about with this one?

G. Lee George, let me comment about that briefly. Yes, you're exactly right, we are seeing in the near-term we've seen some improvement in pricing; however, we still believe that by the time you aggregate all purchases and opportunity for the entire quarter that we'll still be impacted. But we are encouraged by the improvement in near-term pricing.

Moderator      Next question is from Jeffrey Kanter from Prudential
               Securities.

J. Kanter      Just a clarification.  You said that overall volumes were
               down 4.9%, but when you just look at the core products it was up 2%, with consumer products volume up about 5% and food service up around 2.75%. Do I have those numbers right?

G. Lee         That is correct, Jeff.

J. Kanter      Okay.  I realize that you don't want to make any comments
               with respect to IBP, but clearly the investment community is making all sorts of comments and we read comments that have been said between yourselves and IBP. Clearly, sitting here in New York, it's clearly evident that you wanted IBP badly enough to be willing to give management $70 million if you didn't get SHR clearance, and we know about all the merits of the deal, but what we're trying to figure out is, has that changed? You talk about making tough decisions and managing things you can control. Clearly, you can't control mad cow disease. Can you mention anything about this, because the market's assuming that you're having second thoughts about doing this thing and paying $70 million is a lot greater than dealing with $49 million. We're just trying to figure it all out.

L. Gottsponer  Like I said at the beginning, we're really hear today to talk about Tyson and the existing business and our outlook for the chicken business, so we won't be taking questions on IBP today. But if you've got some additional questions about our business, we'd be happy to take them.

J. Kanter      Given your guidance of third quarter being down, maybe we'll have to wait for CAGNY, but will full year estimates potentially be flat? I mean, can you give us any indication there?

S. Hankins     This is Steve.  Second quarter is what we specifically gave you for.

J. Kanter      Yes.

S. Hankins     .we're not going to have any comment on the third and fourth quarter at this time.

J. Kanter      Okay, we'll just wait. Thank you.

Moderator      Our next question is from Christine McCracken from Midwest
               Research.

C. McCracken   Good morning.  So it looks like chicken markets are starting to see some improvement here.

J. Tyson       We hope so.

C. McCracken   Wondering if you could comment, your earlier statement you had quoted or said that you essentially are starting to ramp up production again despite the fact that we haven't seen a noticeable improvement in pricing yet. I'm wondering, is this to gain back to the market share that it appears that you lost last year? Why would you go ahead and start ramping up production without seeing a noticeable improvement in pricing?

G. Lee Christine, I didn't say we were ramping up production of total chicken, what I said was that we were ramping up production of the value added side and continuing to put pressure internally even to move our products up the value chain. But we're not interested in moving up total production of head of chicken until we see some strong signals from the marketplace that there's a need for more product.

C. McCracken   So you're going to continue to keep your cut backs in place, expected down 3% for the year or so?

G. Lee We're going to be watching it very closely to see how market conditions develop.

J. Tyson I think one of the things if you look inside our capital expenditures where we're spending our money, and we're spending our money on adding new ovens into our production mix, we're adding some new capacity for some new products, and back to what Greg's point is, our time and effort is on moving up the value chain those commodity products that we inherited from some past acquisitions back in '95, '97 and '98. I think you all have seen us step in and eliminate the number seven poultry company. We've taken some production out of the commodity base and that's why I'll come back to our statement - our game plan is making progress and we're going to stay with it.

C. McCracken   What about international, obviously, you've started to see a seasonal weakness there that's pretty much expected? I'm wondering, is this something that's more significant? Is it just the drop in leg quarter prices that you've seen or is this normal, seasonal weakness?

G. Lee I think we're confident that our markets in the first quarter or the total volume that we sold was in fact impacted by some one-time circumstances, some timing and sales and then that was aggravated by the weather conditions. But we have every confidence that if you take the combined total tonnage that we're going to sell over the first six months of our fiscal year that it will return to normalcy. Yes, there has been a decline in the leg quarter markets during this timeframe, the average price for first quarter for international movement versus what we're experiencing now, there's a pretty significant change. As a matter of fact, I mentioned an $0.08 per pound decline. But as far as volume, we continue to see our opportunities be good. We've lost some value in price.

C. McCracken   So you're not seeing really any ramp up in competitive
               action from Brazil? I've been reading a lot lately that they have stepped up their exports. Are you seeing any impact from the BSE crisis and maybe expanding the demand for chicken in those markets?

G. Lee I think that if there was an impact of BSE at all, it's probably an overall greater demand for chicken, but there's no question that Brazil is an aggressive competitor, but we feel like we can certainly hold our own.

C. McCracken   One final question.  We've seen a huge spike now lately in chicken wing prices. Is this indicative of an improvement in food service? Is that anything that might have some beneficial impact, say year-over-year?

G. Lee The answer there is that there is some fast food activity in wings that's going on and then the wing season continues to stretch where there's the Super Bowl, we're now moving into March Madness we continue to see more utilization of wings for a longer time period, during the season more pressure on wings. You're right, the market for wings has moved up and it is primarily driven by food service, but not exclusively because the demand for value added wing products in consumer products is good as well.

J. Tyson Christine, I think the other thing is you've seen some fast food promotions start at the first of the calendar year this year that didn't exist in the last 12 months. You had one chain that ran a promotion that's just wrapping up and you've got another chain that's starting another promotion right now, the advertising's breaking. That's something that the poultry industry has missed in the last 12 months are aggressive promotions, and so we look forward to that because we can handle it.

Moderator      Our next question is from Leonard Teitelbaum with Merrill
               Lynch.

L. Teitelbaum  Good morning.  I just want to ask a couple of questions here. As I get it, what we're seeing here is a mix change, moving product into the value added stream and away from the commodities that's causing us some volume decline but not necessarily, so I guess what I'm trying to say is that that have, I know we're going to have somewhat of a hit to our margins because our fixed costs are going to be spread over lower tonnage, but I guess I was a little surprised to see the margins or the income come down like it has. That's the first thing.

               And Steve, what's in the "other" category that changed for over $20 million this quarter?

S. Hankins     In "other" we have our prepared foods group, our specialty foods group and we have .. All three of those businesses were up during the quarter. Also, within that "other" category we deal with corporate adjustments that apply to segments in general, that apply to those levels of the income statements, and we saw a change in those year-over-year that was favorable. So it's all those dynamics working together.

L. Teitelbaum  I guess I was just surprised to see how big the number was.

S. Hankins     When you look at the number in comparison to the last few
               quarters, instead of year-over-year, you'll see the number has been fairly consistent.

L. Teitelbaum  Then I'll go back and check that.

G. Lee Lenny, just a real quick comment on the first part of your question, if I understood it correct, is you were just trying to understand the relationship of moving towards more value added and the fact that we weren't seeing a dramatic improvement in margin associated with that, is that true?

L. Teitelbaum  Correct.

G. Lee Well, we're seeing the same thing and I guess the bottom line is is it's because it's very competitive to move that volume up and we're aggressive to do it. We're not experiencing the top line price that we'd like to. That is, I think, largely a result of the still dramatically reduced market prices. The declines that we've experienced in leg quarters, the decline that we've experienced in the breast prices and just the overall supply of meat is making it difficult to get full value out of it. We will get it and it is improving.

L. Teitelbaum  If I look at this, clearly we paid a lot for the Tyson name.
               I've mentioned this a couple of times before, it just seems that companies with certainly less of a quality image then we have seem to be more formidable competitors as we begin to move up this value chain. I can understand it when we had the commodity stuff locked in there and there's some stuff that we got with the Hudson Foods deal, but I gather, which I think is probably bigger then anybody would like to admit to, but my concern only is that are we getting full value for the Tyson name? And if not, why not? I mean, who's going to go out to beat our time on this?

G. Lee Let's say this, the premium's for the value added products are improving. We don't have the job done as far as moving our volume to the extent that we need to. And in the categories where we're in a commanding branded position, we do enjoy a premium in those markets, but we still suffer from the cost implications that we discussed earlier as far as realizing full value for it. But the program is sound and as market conditions improve, we're going to be in a very, very good position to take advantage of it.

L. Teitelbaum  I know Steve did not want to talk about the second half, but let me just ask this. From industry conditions that you see, Christine talked about it, you talked about it here, we did $0.53 last year in the second half, if my numbers are right. Are the industry conditions improved to the point that, at least from an industry perspective, they're doing significantly better than that? Again, I want to talk about from an industry perspective, is that in the cards or not yet?

G. Lee In the cards is a pretty broad statement. So yes, I'd say it's probably "in the cards."

S. Hankins     That is pretty broad, Lenny, but we're going to stick with not commenting on the third and fourth quarter at this point.

L. Teitelbaum  I can appreciate you not wanting to talk about the IBP situation for I'm sure real and obvious reasons, but in all fairness, this was probably a watershed event for the company and why wouldn't we come away with the feeling that, John, while we'd like it, we don't want it at any price and we'll take it, but there's got to be some tinkering here. Why wouldn't that be a logical conclusion?

L. Gottsponer  Lenny, like you said, we're not prepared to take questions at this time on IBP, but if you've got some more on Tyson, we're happy to entertain those.

L. Teitelbaum  I thought I'd give it a shot, Louis.  Somebody else can step up to the plate here.

Moderator      We have a follow up from Christine McCracken.

C. McCracken   Just a quick question on your pork business.  I realize it's a relatively small piece of the pie for Tyson, but thought it's worth mentioning given I guess sequential declines in that business. It's looking now at something like break-even margins, I think, in that piece of the business and I realize there's a few things that you've been doing to kind of offset potential impact from that piece of the business.
               Can you discuss what you're doing differently now versus historically in trying to reduce the losses in that business?

J. Tyson There's two components on that. One is we have our feeder pig program, which is not as subject to the market as much. And then our contract with Cargill is basically a production-based performance contract, which means we don't get all the highs, but at the same time we don't get all the lows on the market. And as long as the unit has good production numbers, we're going to be able to hold our money together there in the live swine deal.

C. McCracken   Is there anything that you had to do to satisfy DOJ concerns regarding that business?  Is there any change in that?

J. Tyson I think that question can be answered by the fact that we didn't get a second request and we cleared Hart-Scott over the weekend.

C. McCracken   Thank you.

Moderator      We have a question from John McMillin with Prudential
               Securities.

J. McMillin    Just in terms of the company's focus long-term on chicken, I guess before the IBP deal that you won't talk about, for understandable reasons, there was kind of a hope to expand your chicken business more globally. Is that kind of out the window now?

J. Tyson No, that's not. As we stated when were out on our road show is that one of the key decisions we had to make was whether this opportunity would impact our ability to grow and expand our chicken industry. That question still exists and we're out there looking aggressively now. Our poultry industry is in some tough times here in the United States. I can tell you that I had been getting a few calls from folks about, hey, I'm tired. And we've had to tell them that based on their location and the strategic fit for our company that those particular operations don't match well for us. We are still spending $10 million to get into fully cooked products down in Mexico, we're looking at some potential acquisitions in Mexico right now as we speak. We still spend time developing our Brazil opportunity. Our Panama deal comes up on stream in March. We've got some knowledge in China and we're getting ready to take the one line that we've been working on there and get it into full production while we start to look for a second location for doing value added product in China.

Moderator      Our next question is from David Nelson from Credit Suisse
               First Boston.

D. Nelson      On the chicken markets, wouldn't it be better if they just stayed bad for a while and got out some of the more irrational players? I'm sitting here thinking that I'd rather see things bad for a while then get better.

J. Tyson Well, the question is, how do you want to take your medicine? Do you want to take it quick and in large doses or do you want to take small doses over a period of time, and it's an interesting dynamic within our industry. I think some folks got some false hope when commodity prices spiked there in September and October, when Tyson Foods was making its change in its market mix we saw those changes
               happen and then the commodity markets adjusted again.   Our
               game plan's working and as we've stated, our core mix is up, our consumer products is up, our food service core mix is up, and I think some folks got some artificial hope there in September and October that's not come to pass. It will be interesting to see what happens on a go forward basis.

               The industry with this snowstorm has been impacted to a degree with some production efficiencies. You get that much weather, not only in Arkansas but it went to Mississippi and on into Alabama, that will put some cost pressures on our competitors and from there we'll just see what decisions those individuals make. But from a Tyson Foods perspective, it's all about us moving up the value chain and moving our commodity product over that line and driving some money home to the bottom line. And as stated earlier, our game plan's making progress. I wish it would come quicker, too, but we'll stay with it and it will be okay.

G. Lee I think one thing to think about, though, is we're sitting here talking about potentially seeing some improvement in the markets, but we do need to kind of keep this in perspective. We've seen the breast meat, bulk breast meat quote move off a low of around $1.15 with some discounting going on behind that to $1.35. But by the same token, leg quarters have gone down $0.08 a pound. By the time you look at that on a whole bird return basis, you've lost ground.
               So it's still a difficult circumstance.

D. Nelson      I guess I'd like to see you keep the pressure on and wipe
               some of these irrational players out for good.

G. Lee         Well I can appreciate your position.

D. Nelson      Good luck.

Moderator      Due to time constraints, I will turn the call back over to the presenters for any closing comments.

J. Tyson I'd just like to say thank you for everybody joining us today. We will keep you informed about our poultry business and we look forward to keeping you informed about all the other issues on the table. So everybody, have a good week.

Moderator      Ladies and gentlemen, this conference will be available for replay starting today, January 29th, at 2:00 p.m. Central
               Time and it will last until February 28th at midnight. You may access the AT&T Executive Play Back Service at any time by dialing 1-800-475-6701. If you're calling internationally, please dial 320-365-3844. The access code is 565006.

               That does conclude your conference for today. We do thank you for your participation and you may now disconnect.

About Tyson Foods, Inc.

Tyson Foods, Inc., headquartered in Springdale, Ark., is the world's largest fully integrated producer, processor and marketer of chicken and chicken-based convenience foods, with 68,000 team members and 7,400 contract growers in 100 communities. Tyson has operations in 18 states and 15 countries and exports to 73 countries worldwide. Tyson is the recognized market leader in almost every retail and foodservice market it serves. Through its Cobb-Vantress subsidiary, Tyson is also a leading chicken breeding stock supplier. In addition, Tyson is the nation's second largest maker of corn and flour tortillas under the Mexican Original(R) brand, as well as a leading provider of live swine.

About IBP, inc.

Headquartered in Dakota Dunes, South Dakota, IBP has more than 60 production sites in North America, joint venture operations in China, Ireland and Russia and sales offices throughout the world. The company, which generated sales of $14.1 billion in 1999, employs 49,000 people. IBP has four business segments: the IBP Fresh Meats Company, Foodbrands America, Inc., the Consumer Branded Products Group and the IBP
International Sales Company.

Forward Looking Statements.
---------------------------

Certain statements contained in this communication are "forward-looking statements", such as statements relating to future events and the proposed Tyson acquisition of IBP. These forward-looking statements are subject to risks, uncertainties and other factors which could cause actual results to differ materially from historical experience or from future results expressed or implied by such forward-looking statements. Among the factors that may cause actual results to differ materially from those expressed in, or implied by, the statements are the following: (i) the risk that Tyson and IBP will not successfully integrate their combined operations; (ii) the risk that Tyson and IBP will not realize estimated synergies; (iii) unknown costs relating to the proposed transaction; (iv) risks associated with the availability and costs of financing, including cost increases due to rising interest rates; (v) fluctuations in the cost and availability of raw materials, such as feed grain costs; (vi) changes in the availability and relative costs of labor and contract growers; (vii) market conditions for finished products, including the supply and pricing of alternative proteins;
(viii) effectiveness of advertising and marketing programs; (ix) changes in regulations and laws, including changes in accounting standards, environmental laws, and occupational, health and safety laws; (x) access to foreign markets together with foreign economic conditions, including currency fluctuations; (xi) the effect of, or changes in, general economic conditions; and (xii) adverse results from on-going litigation. Tyson undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

IMPORTANT INFORMATION
---------------------

LASSO ACQUISITION CORPORATION ("LASSO"), A WHOLLY OWNED SUBSIDIARY OF TYSON FOODS, INC. ("TYSON") HAS COMMENCED AN OFFER FOR UP TO 50.1% OF THE OUTSTANDING SHARES OF COMMON STOCK, OF IBP, INC. ("IBP") AT $30.00 NET PER SHARE TO SELLER IN CASH. THE OFFER CURRENTLY IS SCHEDULED TO EXPIRE AT 12:00 MIDNIGHT, EASTERN STANDARD TIME, ON WEDNESDAY, FEBRUARY 7, 2001, UNLESS EXTENDED BY LASSO IN ITS DISCRETION. TYSON'S OFFER IS BEING MADE ONLY BY WAY OF AN OFFER TO PURCHASE AND RELATED LETTER OF TRANSMITTAL AND ANY AMENDMENTS OR SUPPLEMENTS THERETO AND IS BEING MADE TO ALL HOLDERS OF IBP'S SHARES. MORE DETAILED INFORMATION PERTAINING TO TYSON'S OFFER AND THE PROPOSED EXCHANGE OFFER AND MERGER WILL BE SET FORTH IN APPROPRIATE FILINGS TO BE MADE WITH THE SEC, IF AND WHEN MADE. SHAREHOLDERS ARE URGED TO READ ANY RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. SHAREHOLDERS WILL BE ABLE TO OBTAIN A FREE COPY OF ANY FILINGS CONTAINING INFORMATION ABOUT TYSON, LASSO AND IBP, WITHOUT CHARGE, AT THE SEC'S INTERNET SITE (HTTP://WWW.SEC.GOV). COPIES OF ANY FILINGS
                                    ------------------
CONTAINING INFORMATION ABOUT TYSON CAN ALSO BE OBTAINED, WITHOUT CHARGE, BY DIRECTING A REQUEST TO TYSON FOODS, INC., 2210 WEST OAKLAWN DRIVE, SPRINGDALE, ARKANSAS 72762-6999, ATTENTION: OFFICE OF THE CORPORATE SECRETARY (501) 290- 4000.

Tyson and certain other persons named below may be deemed to be participants in the solicitation of proxies. The participants in this solicitation may include the directors and executive officers of Tyson. A detailed list of the names of Tyson's directors and officers is contained in Tyson's proxy statement for its 2001 annual meeting, which may be obtained without charge at the SEC's Internet site (http://www.sec.gov) or by directing a request to Tyson at the address provided above.

As of the date of this communication, none of the foregoing participants, individually beneficially owns in excess of 5% of IBP's common stock. Except as disclosed above and in Tyson's proxy statement for its 2001 annual meeting and other documents filed with the SEC, to the knowledge of Tyson, none of the directors or executive officers of Tyson has any material interest, direct or indirect, by security holdings or otherwise, in Tyson or IBP.
This communication is not an offer to purchase shares of IBP, nor is it an offer to sell shares of Tyson Class A common stock which may be issued in any proposed merger with IBP or exchange offer for IBP shares. Any issuance of Tyson Class A common stock in any proposed merger with IBP or exchange offer for IBP shares would have to be registered under the Securities Act of 1933, as amended, and such Tyson stock would be offered only by means of a prospectus complying with the Act.